SCHEDULE 13D

CUSIP No. 7171EP101	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

PHARMACOPEIA, INC.

____________________________________________________________________________________

(Name of Issuer)

Common Stock, $0.01 par value

____________________________________________________________________________________

(Title of Class of Securities)

7171EP101

_______________________________________________________

(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385

____________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2008

______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 7171EP101	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 757,000 Shares
	8	SHARED VOTING POWER 2,859,792 Shares
	9	SOLE DISPOSITIVE POWER 757,000 Shares
	10	SHARED DISPOSITIVE POWER 2,859,792 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,616,792 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.16%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 7171EP101	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 2,859,792 Shares
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 2,859,792 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,859,792 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.61%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. 7171EP101	Page 4 of 5 Pages

ITEM 1.       Security and Issuer

This amendment No. 2 to the Statement on Schedule 13D heretofore filed on December 10, 2007 is filed with respect to the common stock, $0.01 par value (“Common Stock”), of Pharmacopeia, Inc. (the “Company”). The address of the Company is PO Box 5350, Princeton, New Jersey 08543-5350. This statement is being filed on behalf of Josiah T. Austin (“Austin”), a U.S. citizen, and El Coronado Holdings, LLC (“ECH”) an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively the “Reporting Persons”) to reflect the following amendments to Item 3, Item 4 and Item 5.

Item 3.	Source and Amount of Funds or Other Consideration

(1)          Acting on behalf of ECH, Austin purchased from June 26, 2008 to July 22, 2008 a total of 106,046 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers’ commissions) of $394,375.98. The primary source of funds for these purchases was existing funds of ECH.

(2)          Acting on behalf of the Josiah & Valer Austin Family Revocable Trust, in his capacity as Trustee, Austin purchased from August 4, 2008 to August 8, 2008 a total of 657,900 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers’ commissions) of $1,919,760.17. The primary source of funds for these purchases was existing funds of the Trust.

All dollar amounts are in U.S. dollars.

Item 4.	Purpose of Transaction

The acquisitions of common stock to which this statement relates have been made for investment purposes. Austin, as sole Managing Member of ECH, will continually evaluate the business, financial conditions, and prospects of the Company, as well as conditions in the economy and the pharmaceutical industry in general, with a view toward determining whether to hold, decrease, or add to these investments in common stock. As part of that process, Austin may from time to time discuss with management of the Company, as well as other investors in the Company, steps that the Company may take to enhance shareholder value.

Item 5.	Interest in Securities of the Issuer

(a)          Austin is deemed beneficial owner of 3,616,792 shares of Common Stock in his capacity as Trustee for certain family trusts and as sole Managing Member of ECH. ECH is deemed beneficial owner of 2,859,792 shares of Common Stock. Based on the 29,745,100 shares of Common Stock outstanding as of July 28, 2008, as reported in the Company’s 10-Q filed on July 31, 2008, Austin and ECH’s deemed beneficial holdings represent, respectively, 12.16% and 9.61% of the Company’s Common Stock.

(b)          As Trustee for certain family trusts, Austin has the sole power to vote or to dispose or direct the disposition of 757,000 shares of Common Stock. As sole Managing Member of ECH, Austin shares with ECH the power to vote or dispose or to direct the disposition of 2,859,792 shares of Common Stock.

(c)          No transactions in the Company’s Common Stock have been effected by the Reporting Persons since June 23, 2008 except the following transactions, each of which was made in a broker's transaction in the open market. Prices do not include brokerage fees.

Reporting Person	Date	No. of Shares	Price Per Share
ECH	6/26/08	20,000	$3.9593
ECH	6/27/08	28,530	$3.9926
ECH	7/1/2008	3,600	$3.53
ECH	7/11/2008	800	$3.55
ECH	7/14/2008	3,500	$3.87
ECH	7/15/2008	5,000	$3.798

SCHEDULE 13D

CUSIP No. 7171EP101	Page 5 of 5 Pages

ECH	7/17/2008	10,000	$3.5681
ECH	7/18/2008	10,000	$3.5704
ECH	7/21/2008	5,000	$3.46
ECH	7/22/2008	19,616	$3.2888
Josiah & Valer Austin Family Revocable Trust	8/4/2008	310,700	$2.8156
Josiah & Valer Austin Family Revocable Trust	8/5/2008	22,700	$2.78
Josiah & Valer Austin Family Revocable Trust	8/6/2008	54,500	$3.0625
Josiah & Valer Austin Family Revocable Trust	8/8/2008	270,000	$3.0183

(d)          No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 13, 2008	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH